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                       SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549

                            -----------------------

                                  SCHEDULE 13D
                                 (Rule 13d-101)

            (INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
           TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
                                 RULE 13d-2(a))

                               (Amendment No. 3)

                        SODEXHO MARRIOTT SERVICES, INC.
                                (Name of Issuer)

                         Common Stock, $1.00 par value
                         (Title of Class of Securities)

                            -----------------------

                                  833793 10 2
                                 (CUSIP Number)

                                 Bernard Carton
                             Sodexho Alliance, S.A.
                                3, avenue Newton
                      78180 Montigny-le-Bretonneux, France
                           Tel No.: 011-331-3085-7304

                                with a copy to:

                             Paul R. Kingsley, Esq.
                             Davis Polk & Wardwell
                              450 Lexington Avenue
                            New York, New York 10017
                            Tel No.: (212) 450-4000
            (Name, Address and Telephone Number of Person Authorized
                    to Receive Notices and Communications)

                                January 24, 2001
            (Date of Event which Requires Filing of this Statement)

                            -----------------------

     If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this statement because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box: [ ]

     Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

     The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that Section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


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                                  Page 1 of 12

                                  SCHEDULE 13D
CUSIP No.833793 10 2                                          Page 2 of 12 Pages
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     1       NAME OF REPORTING PERSON
             S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

             Sodexho Alliance, S.A.
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     2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*          (a) [ ]
                                                                        (b) [ ]

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     3       SEC USE ONLY


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     4       SOURCE OF FUNDS*

             WC, OO
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     5       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
             TO ITEMS 2(d) or 2(e)                                          [ ]

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     6       CITIZENSHIP OR PLACE OF ORGANIZATION

             Republic of France
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                                              7      SOLE VOTING POWER

                                                     29,949,925
                                             ----------------------------------
             NUMBER OF SHARES                 8      SHARED VOTING POWER
          BENEFICIALLY OWNED BY
          EACH REPORTING PERSON                      N/A
                   WITH                      ----------------------------------
                                              9      SOLE DISPOSITIVE POWER

                                                     29,949,925
                                             ----------------------------------
                                              10     SHARED DISPOSITIVE POWER

                                                     N/A
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    11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

             29,949,925
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    12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
             CERTAIN SHARES*                                                [ ]

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    13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

             47.3%
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    14       TYPE OF REPORTING PERSON*

             CO
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                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

     This Amendment No. 3 amends and supplements the Statement on Schedule 13D filed by Sodexho Alliance, S.A. in respect of shares of Common Stock, $1.00 par value per share (the "Shares"), of Sodexho Marriott Services, Inc., a Delaware corporation (the "Issuer"). The Schedule 13D was originally filed with the Securities and Exchange Commission on April 6, 1998 and was amended by Amendment No. 1 thereto filed on April 15, 1998 and Amendment No. 2 thereto filed on June 3, 1998 (as so amended, the "Schedule 13D"). The purpose of this Amendment No. 3 is to report a change in Sodexho Alliance's intention with respect to acquiring additional Shares (see Item 4) and to update certain other factual information.

     Unless otherwise indicated, each capitalized term used but not defined herein shall have the meaning assigned to such term in the Schedule 13D.

   Item 1.  Security and Issuer.

     The response set forth in Item 1 is hereby amended by replacing the last sentence thereof with the following:

      "The principal executive offices of the Issuer are located at 9801 Washingtonian Boulevard, Gaithersburg, Maryland 20878."

     Item 2.  Identity and Background.

     The response set forth in Item 2 is hereby amended and restated in its entirety to read as follows:

     "The name of the person filing this statement is Sodexho Alliance, S.A., a societe anonyme organized under the laws of the Republic of France ("Sodexho"). Bellon S.A. is a privately held corporation organized under the laws of the Republic of France and the beneficial owner of approximately 40.5 percent of Sodexho. Pierre Felix Etienne Bellon ("Mr. Bellon") is an individual and citizen of the Republic of France who, with members of his family, owns approximately 54.9 percent of Bellon S.A.

     The address of the principal business and the principal office of Sodexho is 3, avenue Newton, 78180 Montigny-le-Bretonneux, France. Sodexho, directly and through its subsidiaries and affiliates, in 70 countries provides contract food and management services, remote site management services and leisure services and also engages in the issuance of service vouchers. The address of the principal business and the principal office of Bellon S.A. is 5 Place de la Joliette, 13002 Marseille, France. The name, business address, present principal occupation or employment, and citizenship of each director and executive officer of Sodexho and Bellon S.A. are set forth on Schedule A.

     During the last five years, none of Sodexho, any other person controlling Sodexho, nor, to the best knowledge of Sodexho, any of the persons named on Schedule A attached hereto, has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws."

   Item 3.  Source and Amount of Funds or Other Consideration.

     The response set forth in Item 3 is hereby amended by adding a new paragraph as follows:

     "Sodexho intends to fund the transaction described in Exhibits 10 and 11 hereto through a combination of equity and debt financing to maintain an appropriate level of leverage."

   Item 4.  Purpose of the Transaction.

     The response set forth in Item 4 of the Schedule 13D is hereby amended by deleting the 10th paragraph thereof (i.e. the sentence stating: "Sodexho has no plan or intention to acquire any additional Shares.") and by adding the following:

     "On Wednesday, January 24, 2001, Sodexho sent a letter to the Board of Directors of the Issuer submitting a proposal to acquire all Shares that Sodexho does not currently own for $27.00 per share. The proposal is subject to, among other things, confirmatory due diligence and execution of mutually satisfactory definitive agreements. Sodexho understands that the Issuer has contractual commitments which (if not waived) would not permit its Board to approve any transaction until after March 27, 2001. On Thursday, January 25, 2001, Sodexho issued a press release describing the proposal.

     This summary of the letter and the press release does not purport to be complete and is qualified in its entirety by reference to the complete text of these documents. Copies of the letter and the press release are filed herewith as Exhibit 10 and Exhibit 11 to this Schedule 13D, respectively, and are hereby incorporated herein by reference."

     Item 5.  Interest in Securities of the Issuer.

     The response set forth in Item 5(a) is hereby amended and restated in its entirety to read as follows:

     "(a) Sodexho has acquired and, for the purpose of Rule 13d-3 promulgated under the Exchange Act, beneficially owns 29,949,925 Shares, representing approximately 47.3% of the outstanding Shares of the Issuer (based on 63,289,575 Shares outstanding at January 9, 2001, as reported in the Issuer's Form 10-Q for the thirteen weeks ended December 1, 2000). As the beneficial owner of approximately 40.5% of Sodexho, Bellon S.A. may be deemed to have beneficial ownership of such 29,949,925 Shares, representing approximately 47.3% of the outstanding Shares of the Issuer. As the beneficial owner (along with members of his family) of approximately 54.9% of Bellon S.A., Mr. Bellon may be deemed to have beneficial ownership of such 29,949,925 Shares, representing approximately 47.3% of the outstanding Shares of the Issuer. Except to the extent of their pecuniary interest in such Shares, Bellon S.A. and Mr. Bellon disclaim beneficial ownership of such Shares. On March 27, 1998, each of Mr. Bellon, Edouard de Royere and Bernard Carton received one Share as a gift from Charles D. O'Dell, who was then the President and Chief Executive Officer of the Issuer.

     Except as set forth above, since the date of the filing of the Schedule 13D, there has been no change in the ownership of Shares by Sodexho, Bellon S.A. and Mr. Bellon.

     Except as set forth in this Item 5(a), none of Sodexho, any other person controlling Sodexho, nor, to the best knowledge of Sodexho, any of the persons named in Schedule A attached hereto owns beneficially any Shares."

   Item 7.  Material to be Filed as Exhibits.

     Exhibit 10: Letter from Sodexho Alliance, S.A. to the Board of Sodexho Marriott Services, Inc., dated January 24, 2001.

     Exhibit 11: Press Release issued by Sodexho Alliance, S.A. on January 25, 2001.

                                   SIGNATURE

     After reasonable inquiry and to the best knowledge and belief of the undersigned, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Date: January 25, 2001
                                           SODEXHO ALLIANCE, S.A.


                                           By:  /s/ Bernard Carton
                                              ---------------------------------
                                              Name:  Bernard Carton
                                              Title: Senior Vice President and
                                                     Chief Financial Officer

                                                                     SCHEDULE A

           DIRECTORS AND EXECUTIVE OFFICERS OF SODEXHO ALLIANCE, S.A.

The name, business address, title, present principal occupation or employment of each of the directors and executive officers of Sodexho Alliance, S.A. ("Sodexho") are set forth below. All of the persons listed below are citizens of the Republic of France, except Paul Jeanbart who is a citizen of Canada.

                                                                         Present Principal Occupation Including
           Name                           Business Address                    Name and Address of Employer
---------------------------    -------------------------------------     --------------------------------------
Directors
Pierre Felix Etienne Bellon    c/o Sodexho Alliance, S.A., 3, avenue     Chairman and Chief Executive Officer,
                               Newton, 78180 Montigny-le-Bretonneux,     Sodexho
                               France

Remi Baudin                    c/o Sodexho Alliance, S.A., 3, avenue     Vice Chairman, Sodexho
                               Newton, 78180 Montigny-le-Bretonneux,
                               France

Astrid Bellon                  c/o Sodexho Alliance, S.A., 3, avenue     Director, Sodexho
                               Newton, 78180 Montigny-le-Bretonneux,
                               France

Bernard Bellon                 14, Rue Saint Jean, CH-1260 Nyon,         Chairman, Finadvance S.A., Le Derby 570,
                               Switzerland                               Avenue du Club Hippique, 13090 Aix-en-
                                                                         Provence, France

Francois-Xavier Bellon         c/o Sodexho Mexico, Anatole France        Chief Operating Officer, Sodexho Mexico
                               #319 - Colonia Polanco, CP 11550
                               Mexico DF

Sophie Clamens                 c/o Sodexho Alliance, S.A., 3, avenue     Corporate Finance Director, Sodexho
                               Newton, 78180 Montigny-le-Bretonneux,
                               France

Patrice Douce                  c/o Sodexho International, PO Box         President and Chief Operating Officer,
                               17132, Dubai UAE                          Sodexho

Paul Jeanbart                  c/o Rolaco Holdings SA, 28, Bd du Pont    Chief Executive Officer, Rolaco, 28, Bd du
                               d'Arve, CH 1205 Geneva, Switzerland       Pont d'Arve, CH 1205 Geneva,
                                                                         Switzerland

Francois Perigot               4, Rue Quentin Bouchart, 75008 Paris,     Chairman, MEDEF International, 31,
                               France                                    Avenue Pierre 1(degree)de Serbie, 75116 Paris,
                                                                         France

Edouard de Royere              c/o L'Air Liquide, 75, Quai d'Orsay,      President Emeritus and Director, L'Air
                               75007 Paris, France                       Liquide, 75, Quai d'Orsay, 75007 Paris,
                                                                         France

Nathalie Szabo                 c/o Sodexho Alliance, S.A., 3, avenue     Chief Operating Officer, Sodexho Prestige
                               Newton, 78180 Montigny-le-Bretonneux,     France
                               France


                                  Page 6 of 12


                                                                         Present Principal Occupation Including
           Name                           Business Address                    Name and Address of Employer
---------------------------    -------------------------------------     --------------------------------------
Executive Officers
(Who Are Not Directors)
Bernard Carton                 c/o Sodexho Alliance, S.A., 3, avenue     Senior Vice President and Chief Financial
                               Newton, 78180 Montigny-le-Bretonneux,     Officer, Sodexho
                               France

Raphael Dubrule                c/o Sodexho Alliance, S.A., 3, avenue     Corporate Secretary and General Counsel,
                               Newton, 78180 Montigny-le-Bretonneux,     Sodexho
                               France

Albert George                  c/o Sodexho Alliance, S.A., 3, avenue     Chief Operating Officer, Sodexho
                               Newton, 78180 Montigny-le-Bretonneux,
                               France

                DIRECTORS AND EXECUTIVE OFFICERS OF BELLON, S.A.

     The name, business address, title, present principal occupation or employment of each of the directors and executive officers of Bellon, S.A. are set forth below. All of the persons listed below are citizens of the Republic of France.

                                                                         Present Principal Occupation Including
           Name                           Business Address                    Name and Address of Employer
---------------------------    -------------------------------------     --------------------------------------
Supervisory Board

Remi Baudin                    c/o Sodexho Alliance, S.A., 3, avenue     Vice Chairman, Sodexho
(Chairman)                     Newton, 78180 Montigny-le-Bretonneux,
                               France

Danielle Bellon                c/o Bellon, S.A. 5 Place de la Joliette,  Member, Bellon S.A. Supervisory Board
                               13002 Marseille, France

Bernard Bellon                 14, Rue Saint Jean, CH 1260 Nyon,         Chairman, Finadvance S.A., Le Derby 570,
                               Switzerland                               Avenue du Club Hippique, 13090 Aix-en-
                                                                         Provence, France

Bernard Carton                 c/o Sodexho Alliance, S.A., 3, avenue     Senior Vice President and Chief Financial
                               Newton, 78180 Montigny-le-Bretonneux,     Officer, Sodexho
                               France

Management Board

Pierre Felix Etienne Bellon    c/o Sodexho Alliance, S.A., 3, avenue     Chairman and Chief Executive Officer,
(President)                    Newton, 78180 Montigny-le-Bretonneux,     Sodexho.
                               France

Astrid Bellon                  c/o Sodexho Alliance, S.A., 3, avenue     Director, Sodexho
                               Newton, 78180 Montigny-le-Bretonneux,
                               France

Francois-Xavier Bellon         c/o Sodexho Mexico, Anatole France #      Chief Operating Officer, Sodexho Mexico
                               319 - Colonia Polanco, CP 11550
                               Mexico DF

Sophie Clamens                 c/o Sodexho Alliance, S.A., 3, avenue     Corporate Finance Director, Sodexho
                               Newton, 78180 Montigny-le-Bretonneux,
                               France

Nathalie Szabo                 c/o Sodexho Alliance, S.A., 3, avenue     Chief Operating Officer, Sodexho Prestige
                               Newton, 78180 Montigny-le-Bretonneux,     France
                               France


                                  Page 8 of 12